

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2012

Via E-mail
Robert F.X. Sillerman
Executive Chairman
Function(X) Inc.
902 Broadway, 11th Floor
New York, NY 10010

> **Re:** **Function(X) Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed May 17, 2012**
> **File No. 333-174481**

Dear Mr. Sillerman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments in this letter relate to comments in our letter dated April 25, 2012.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 7 to Registration Statement on Form S-1 Filed May 17, 2012

Prospectus Summary, page 1

1. Your responses to prior comments 1 and 2 indicate that you reduce double-counting of registered users and reduce fraud by imposing a limit of five points-generating accounts per device and a limit of 6,000 points per day per user. Please revise to clarify that users may nevertheless establish multiple accounts on several different devices and generate duplicative points. At page 10 or elsewhere clarify whether you are aware of such practices or have sought to determine the extent of such practices. To the extent known, please provide quantitative and qualitative data regarding the extent to which your figures may be inflated to due to users with unauthorized multiple accounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 19

2.   With respect to prior comments 5 and 6, the basis for the belief you will generate sufficient revenue to cover rewards' costs is unclear. In generating $560,000 in revenue, you spent $3.2 million on associated rewards through March 31, 2012. Please explain whether that historical revenue-to-rewards ratio is expected to be consistent with operations in next 12 months. If a different revenue-to-reward ratio is anticipated, explain why and discuss the conditions or uncertainties that may cause the actual ratio to vary from your expectations. Indicate whether you expect to offer the same rewards per user at unchanged rates.   Please address the possible effects changes in the rate of rewards may have on membership growth.

Our Business, page 25

3.   In response to prior comment 8, you list Audible Magic as another competitor that does not offer reward programs. Please revise to compare and contrast Audible Magic's patented fingerprinting technology with your fingerprinting technology. With a view to disclosure, describe the barriers to entry into your business and the risks to your business posed by possible licensing by potential competitors of similar fingerprinting technology to compete with the Viggle network.

Recent Sales of Unregistered Securities, page II-2

4.   You completed an unregistered offering to accredited and institutional investors on May 10, 2012.   Please clarify whether there was a pre-existing relationship with the investors and describe how they became aware of this investment opportunity.

Exhibits

5.   Please file Exhibits 10.22, 10.23, and 10.24 in executed form. We note that those exhibits were incorporated by reference from your Form 10-Q filed on May 15, 2012.

Financial Statements for the Nine Months Ended March 31, 2012

Note 13. Related Party Transactions

Recapitalization Notes, page S-15

6.   Revise to separately state on the consolidated balance sheets the amounts due from executive officers for shareholder subscriptions pursuant to SAB Topic 4.E. and Rule 4-08(k) of Regulation S-X.

Robert F.X. Sillerman
Function(X) Inc.
May 30, 2012
Page 3

Note 14. Subsequent Events

TIPPT Media Inc., page S-16

7.   We note that you purchased a 65% interest in TIPPT Media on December 23, 2011 and
         then subsequently sold a 50% interest back to TIPPT, LLC less than five months later.
         Please explain further the following as it relates to these transaction:

    •   Describe, in detail, the business reasons behind the purchase and subsequent sale of
         TIPPT Media within such a short period of time;
    •   Tell us where you filed the purchase and sale agreements, which include the terms of
         the consideration transferred and/or received or revise to file such agreements;
    •   Describe the performance conditions that were required for the issuance of the
         contingent warrant consideration; and
    •   Tell us how you determined that it was probable the performance conditions would be
         met at both December 23, 2011 and December 31, 2011 and explain what changed by
         March 31, 2012 that required you to derecognize such consideration.

8.   Your disclosure on page 22 indicates that charges related to TIPPT totaled $2,750,000 for
         the quarter ended March 31, 2012 of which $2,250,000 relates to the write-down of the
         intellectual property. Please explain further the remaining $500,000 in charges and to
         what they relate.

         You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the
financial statements and related matters. If you have any other questions regarding these
comments, please contact Edwin Kim, Staff Attorney, at (202) 551-3297. If you require further
assistance, please contact me at (202) 551-3462.

                                             Sincerely,

                                             /s/ Mark P. Shumanr

                                             Mark P. Shuman
                                             Branch Chief - Legal

cc: Via E-mail
         Christopher S. Auguste, Esq.
         Kramer Levin Naftalis & Frankel LLP